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SECUF **05036791** IISSION
Washington,....,.......

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2004___ AND ENDING ___December 31, 2004___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.A. Repple & Company (a subsidiary of Repple Financial Group)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___101 Normandy Road, Suite 101___
(No. and Street)

___Casselberry___	___Florida___	___32707___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandra J. Albano   (407) 339-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Scearce, Satcher & Jung, P.A.___
(Name – *if individual, state last, first, middle name*)

243 W. Park Avenue, Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Glenn A. Repple_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____G.A. Repple & Company_____ , as

of _____December 31_____ , 20__04___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Sworn and subscribed before me this
24th day of February, 2005 by
Glenn A. Repple, personally known to me.
Sandra J. Albano, Notary Public: St of Fla at large

_____
Signature

President
_____
Title

_____
Notary Public

SANDRA J. ALBANO
MY COMMISSION # DD 031475
EXPIRES: October 2, 2005
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.A. REPPLE & COMPANY
(A Subsidiary of G. A. Repple Financial Group, Inc.)

FINANCIAL REPORT
(AUDITED)

DECEMBER 31, 2004

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholder
G.A. Repple & Company
(A Subsidiary of G. A. Repple Financial Group, Inc.)
Casselberry, Florida

We have audited the accompanying statement of financial condition of G.A. Repple & Company (a Subsidiary of G. A. Repple Financial Group, Inc.), as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.A. Repple & Company (a Subsidiary of G. A. Repple Financial Group, Inc.), at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
January 14, 2005

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

ASSETS

Cash and cash equivalents	$ 683,052
Clearing account deposits-restricted	50,087
Commissions receivable	338,255
Securities owned - marketable,	
at market value (cost $8,887)	9,005
Warrants owned - not readily	
marketable, at cost	20,100
Prepaid expenses	28,907
	$ 1,129,406

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 29,574
Commissions payable	286,342
	315,916

STOCKHOLDER'S EQUITY

Capital stock, $1 par value; authorized,	
issued and outstanding 7,500 shares	7,500
Paid-in capital	17,500
Retained earnings	788,490
	813,490
	$ 1,129,406

The Notes to Financial Statements are
an integral part of this statement.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions	$ 8,688,152
Investment advisory fees	635,426
Principal transactions	285,693
Due diligence fees	89,520
Interest	21,043
Dividends	1,006
	9,720,840
OPERATING EXPENSES	
Commissions	7,672,248
Management fees	1,456,880
Clearing fees	294,832
Regulatory fees	64,685
Other	10,056
Maintenance and support	9,135
Postage and freight	8,845
Professional services	6,195
Sales and marketing	2,222
Printing	2,031
Unrealized loss on marketable securities	92
	9,527,221
Income before income taxes	193,619
FEDERAL AND STATE INCOME TAXES	72,900
Net income	$ 120,719

The Notes to Financial Statements are
an integral part of this statement.

-3-

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock Issued	Additional Paid-In Capital	Retained Earnings
BALANCE, December 31, 2003	$ 7,500	$ 17,500	$ 667,771
Net income	-	-	120,719
BALANCE, December 31, 2004	$ 7,500	$ 17,500	$ 788,490

The Notes to Financial Statements are
an integral part of this statement.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Commissions received	$ 8,686,519	
Investment advisory fees received	635,426	
Principal transaction receipts	285,693	
Due diligence fees received	89,520	
Interest and dividends received	22,049	
Cash paid to agents and suppliers	(9,546,884)	
Income taxes paid	(72,900)	
Net cash provided by operating activities		$ 99,423
CASH FLOWS FROM INVESTING ACTIVITIES		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		99,423
CASH AND CASH EQUIVALENTS, beginning		633,716
CASH AND CASH EQUIVALENTS, ending		$ 733,139
CASH AND CASH EQUIVALENTS, unrestricted		$ 683,052
CASH AND CASH EQUIVALENTS, restricted		50,087
		$ 733,139

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES

Net income		$ 120,719
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on marketable securities	$ 92	
Increase in commissions receivable	(1,633)	
Decrease in prepaid expenses	7,837	
Decrease in accounts payable and accrued expenses	(6,078)	
Decrease in commissions payable	(21,514)	
		(21,296)
Net cash provided by operating activities		$ 99,423

The Notes to Financial Statements are
an integral part of this statement.

-5-

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Organization and Significant Accounting Policies

Nature of business: G.A. Repple & Company (the "Company") is a Florida corporation and is a wholly-owned subsidiary of the G. A. Repple Financial Group, Inc. It is engaged as a broker/dealer in the business of buying and selling securities for individual clients, and also provides financial planning and asset management services (using third party asset managers). The Company does not act as a clearing agency, but utilizes other broker/dealers on a fully disclosed basis.

Revenue and cost recognition: Normal commission revenue and expenses are recorded on a settlement date basis. Commission trails are difficult to estimate and represent only future anticipated revenue. Therefore, they are not recorded until received. All other revenue and expenses are accounted for using the accrual method of accounting, which recognizes revenue when earned and costs when incurred.

Cash and cash equivalents: For financial reporting, the Company considers all readily accessible money market funds to be cash equivalents.

Clearing account deposits: The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

Commissions receivable: All receivables are stated at their net realizable values. As of December 31, 2004, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Income taxes: The Company files a consolidated income tax return with its parent company, G. A. Repple Financial Group, Inc. Income taxes recorded in these financial statements represent the Company's allocable share of the total income tax liability for the consolidated group. Deferred taxes are recorded for temporary differences between the tax bases of assets and their reported amounts. At December 31, 2004, the tax effect of these differences was not considered material and no deferred taxes have been recorded.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2. Related Party Transactions

The Company is managed by its sole stockholder, G. A. Repple Financial Group, Inc. ("RFG"). Consequently, operating results and financial position are different than if the entities were autonomous. The Company pays a fixed monthly management fee to RFG on a semi-monthly basis and a variable fee which is based on commissions. This fixed management fee, which totaled $1,277,100 for 2004, represents reimbursement for the costs associated with office space, telephone, and staff support as well as the cash requirements of RFG.

The sole stockholder of RFG is entitled to receive commissions earned for each semi-monthly period. However, he has elected to waive the right to receive one-half of these commissions and periodically executes the appropriate N.A.S.D. waiver. Instead, these commissions are paid directly to RFG, and are recorded as variable management fees. $179,780 of commissions were waived during the current year and are reflected in these financial statements as management fees. Total management fees, including both fixed and variable fees, were $1,456,880 for 2004.

G. A. Repple Insurance Services, Inc. (RIS), a wholly-owned subsidiary of RFG, sells various insurance products, and earns an incentive to keep those policies on the books of one of the insurance companies. A portion of the insurance products sold by RIS represents variable insurance products and therefore are a part of the broker/dealer activities of the consolidated group of companies. Incentives received by the Company for the variable insurance products sold by RIS totaled $163,990 for 2004.

Note 3. Marketable Securities

The Company purchased marketable debt securities in 2003. Information with respect to the value of these marketable securities is as follows:

Market value of marketable securities	$	9,005
Less: Cost of marketable securities		(8,887)
Unrealized gain		118
Less: Unrealized gain recognized in previous years		(210)
Current year unrealized loss	$	(92)

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 4.   Federal and State Income Taxes

The Company, a wholly-owned subsidiary of G. A. Repple Financial Group, Inc., is included in the consolidated tax return filed by the parent company under provisions of the Internal Revenue Code. The Company is charged by the parent company for its portion of the income tax allocable to its operations, which is calculated using shared lower level corporate tax rates and various other tax benefits. For 2004, the Company's pre-tax income was $193,498 and the consolidated group's pre-tax income was $318,165. The current tax expense is calculated utilizing the statutory tax rates of 34% and 5.5% for federal and state taxes, respectively.

The difference between the income before tax on the statement of income and pre-tax income of $121 consists of tax-exempt interest and unrealized losses on marketable securities.

Note 5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $721,362, which was $671,362 in excess of the required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.44 to 1.

Note 6.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Note 7.   Concentration of Credit Risk

The Company maintains cash and cash equivalents at several financial institutions. Cash balances at financial institutions totaling $100,000, are insured by the Federal Deposit Insurance Corporation. The uninsured cash balance at December 31, 2004 was $583,052. Management believes the risk of loss associated with the uninsured cash balances to be minimal.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 8.   Contingencies

The Company has been named in a lawsuit which alleges breach of fiduciary duty, negligence, breach of contract, tortuous interference with testamentary expectancy, unjust enrichment and negligence as a bailee. It is the opinion of management that this lawsuit is without merit and the Company intends to vigorously defend against this claim. As of December 31, 2004, the Company has filed a motion to dismiss. However, no discovery has been taken. No amount has been accrued in these financial statements as the outcome of this matter is uncertain, and the resulting liability, if any, cannot be determined.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total equity from statement of financial condition		$ 813,490
Deduct ownership equity not allowable for net capital		-
Total capital		813,490
Deductions and other charges		
Non-allowable commissions receivable	$ 28,879	
Warrants owned	20,100	
Prepaid expenses	28,907	
Securities haircuts	14,242	
Total non-allowable assets		92,128
Net capital		721,362
Minimum net capital required		50,000
Excess net capital		$ 671,362
Total aggregate indebtedness		$ 315,916
Ratio of aggregate indebtedness to net capital		0.44 to 1

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

RECONCILIATION OF COMPUTATION OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
DECEMBER 31, 2004

Net capital (unaudited)	$ 721,362
Audit adjustments made:	
None	-
Net capital (audited)	$ 721,362

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Stockholder
G.A. Repple & Company
(A Subsidiary of G. A. Repple Financial Group, Inc.)
Casselberry, Florida

In planning and performing our audit of the financial statements and supplemental schedules of G.A. Repple & Company (a Subsidiary of G. A. Repple Financial Group, Inc.) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-12-

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scance, Setcher & Jung, P.A.

Winter Park, Florida
January 14, 2005